UNITED STATES	OMB APPROVAL OMB Number: 3235-0058
SECURITIES AND EXCHANGE COMMISSION	Expires: April 30, 2009
Washington, D.C. 20549 FORM 12b-25	Estimated average burden hours per response 2.50
SEC FILE NUMBER 2-27018
NOTIFICATION OF LATE FILING	CUSIP NUMBER 336142 10 4

(Check one): ☒ Form 10-K  ☐ Form 20-F  ☐Form 11-K  ☐Form 10-Q  ☐Form 10-D   ☐ Form N-SAR ☐ Form N-CSR
For Period Ended:                                    October 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

First Real Estate Investment Trust of New Jersey
Full Name of Registrant

N/A
Former Name if Applicable

505 Main Street
Address of Principal Executive Office (Street and Number)

Hackensack, New Jersey 07601
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (03-05)		Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In 2003, the Registrant should have reduced undistributed earnings to reflect a capital deficit resulting from cash distributions made to minority members of a 40% owned subsidiary of the Registrant. The minority members’ share of the capital deficit resulting from these distributions had been reflected as minority interest on the Registrant’s consolidated balance sheet. As a result, the Registrant will restate prior periods as follows: Undistributed earnings as of October 31, 2003 will be reduced by $2,357,000; net income for the year ended October 31, 2004 will be decreased by $139,000 ($.02 per share); and net income for the year ended October 31, 2005 will be increased by $38,000 ($.01 per share), from amounts previously reported. The effect of these adjustments on the Registrant’s consolidated balance sheet at October 31, 2005 was to decrease undistributed earnings and increase minority interest by $2,458,000 from amounts previously reported. The Registrant requires additional time to prepare its consolidated financial statements to reflect the aforementioned restatement and, therefore, will be unable to timely file its Annual Report on Form 10-K for the year ended October 31, 2006 (“Form 10-K”) without unreasonable effort or expense. The Registrant expects that its Form 10-K will be filed no later than the fifteenth calendar day following the prescribed due date for its Form 10-K.

PART IV — OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Allan Tubin	(201)	488-6400
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

First Real Estate Investment Trust of New Jersey
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 16, 2007	By	/s/ Robert S. Hekemian
Robert S. Hekemian, Chairman and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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